UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Report on Form 6-K dated August 24, 2015

Commission File Number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)

76 Rahima Moosa Street
Newtown, Johannesburg, 2001
(PO Box 62117, Marshalltown, 2107)
South Africa
Tel: +27 (0) 11 637 6000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

24 August 2015

NEWS RELEASE

AngloGold Ashanti Holdings plc Offers to Repurchase Bonds to Cut Debt, Interest

(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti today announced that its wholly owned subsidiary AngloGold Ashanti Holdings plc (“AGAH”) is offering to buy back up to $810,000,000 in aggregate principal amount of its outstanding 8.5% high-yield bonds that mature in 2020, as part of its strategy to reduce debt and lower interest payments.

AGAH will use cash on hand, following the sale concluded earlier this month by the group of the Cripple Creek & Victor (CC&V) mine in the United States, and borrowings under existing credit facilities if needed, to repurchase this debt. The repurchase will utilise cash that is attracting little or no interest, to eliminate debt on which the company is currently paying 8.5% interest.

“This is another decisive step forward in our strategy of cutting debt and reducing our interest bill in order to improve free cash flow,” Christine Ramon, Chief Financial Officer of AngloGold Ashanti, said. “Our aim remains to sustainably improve cash flow, through operational improvements and lowering interest costs, whilst maintaining sufficient liquidity.”

AngloGold Ashanti has responded to lower gold prices by cutting overhead expenditure by more than two-thirds since the end of 2012, whilst lowering all-in sustaining costs by about a quarter over the same period.  In addition, the group has introduced two new, low-cost mines, closed higher-cost assets, removed unprofitable ounces from its portfolio and sold CC&V for $820m*, plus a net smelter returns royalty, to reduce net debt. It is now intensifying efficiency efforts to complement cost benefits from weakening local currencies and falling oil prices.

Assuming the offer is fully taken up, AngloGold Ashanti’s annual cash interest expense will decline by about $69m, to about $170m. The Company will continue to have significant sources of liquidity, including undrawn headroom in its various revolving credit facilities, of about $1.1bn, and cash of approximately $400m (all calculated at current exchange rates). These could be utilised to weather gold price volatility and unforeseen interruptions in production if required.

About AngloGold Ashanti

AngloGold Ashanti is a global gold mining company with a geographically diverse, world-class portfolio of operations and projects. Headquartered in Johannesburg, South Africa, AngloGold Ashanti is the world’s third-largest gold mining company, measured by production.

AngloGold Ashanti produced 4.4 million ounces of gold in 2014, generating US$5.2 billion in gold income, utilising US$1.2 billion in capital expenditure. All-in sustaining costs, which capture direct operating costs and sustaining capital, as well as corporate overheads and exploration, fell 13% to US$1,026 per ounce in 2014 compared with US$1,174 per ounce in 2013. All-in costs, which also include capital expenditure on projects, fell 22% over the same period, to US$1,148 per ounce from US$1,466 per ounce the previous year. These production, capital expenditure and operating costs cost figures include CC&V. As at 31 December 2014 (before the sale of CC&V) AngloGold Ashanti had an attributable Ore Reserve of 57.5 million ounces of gold and an attributable Mineral Resource of 232.0 million ounces of gold. For the year ended 31 December 2014 incurred interest costs of US$278 million.

At the end of the second quarter of 2015, AngloGold Ashanti’s Net Debt was $3.076bn. Debt levels remain well below the covenant of net debt to adjusted EBITDA of 3.5 times and will decline to 1.5 times following the receipt of the cash proceeds on the disposal of CC&V post the quarter end. The net debt and net debt to adjusted EBITDA ratio at 30 June 2015, including the CC&V gross proceeds of $819.4m (which factored in estimated closing adjustments) and estimated transaction costs of $12m, reduces on a pro forma basis respectively from $3,076m to $2,269m, and from 1.95 to 1.44 times.
*Subject to customary closing adjustments.

ENDS

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
(Registrant)

Date: August 24, 2015	By:	/s/ Srinivasan Venkatakrishnan
Name: Srinivasan Venkatakrishnan
Title: Chief Executive Officer